UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 2)*

TScan Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89854M101
(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

May 25, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89854M101	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,793,938 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,793,938 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,793,938 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 9,146 shares of common stock (“Common Stock”) of TScan Therapeutics, Inc. (the “Issuer”) underlying 9,146 non-qualified options to purchase Common Stock (“Stock Options”).
(2)	Based on 42,470,203 shares of Common Stock outstanding as of May 31, 2023, as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on May 30, 2023 and the Issuer’s Form 8-K filed with the SEC on May 31, 2023 reflecting the partial exercise of 297,660 shares of the underwriters overallotment option.

CUSIP No. 89854M101	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,793,938 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,793,938 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,793,938 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 9,146 shares of Common Stock underlying 9,146 Stock Options.
(2)	Based on 42,470,203 shares of Common Stock outstanding as of May 31, 2023, as reported in the Issuer’s Prospectus filed with the SEC on May 30, 2023 and the Issuer’s Form 8-K filed with the SEC on May 31, 2023 reflecting the partial exercise of 297,660 shares of the underwriters overallotment option.

CUSIP No. 89854M101	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,793,938 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,793,938 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,793,938 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 9,146 shares of Common Stock underlying 9,146 Stock Options.
(2)	Based on 42,470,203 shares of Common Stock outstanding as of May 31, 2023, as reported in the Issuer’s Prospectus filed with the SEC on May 30, 2023 and the Issuer’s Form 8-K filed with the SEC on May 31, 2023 reflecting the partial exercise of 297,660 shares of the underwriters overallotment option.

CUSIP No. 89854M101	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,793,938 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,793,938 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,793,938 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1)	Includes 9,146 shares of Common Stock underlying 9,146 Stock Options.
(2)	Based on 42,470,203 shares of Common Stock outstanding as of May 31, 2023, as reported in the Issuer’s Prospectus filed with the SEC on May 30, 2023 and the Issuer’s Form 8-K filed with the SEC on May 31, 2023 reflecting the partial exercise of 297,660 shares of the underwriters overallotment option.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Amendment No. 2 is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Amendment No. 2 hereby is supplemented and amended, as the case may be, as follows:

On May 25, 2023, TScan Therapeutics, Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Wedbush Securities Inc.(the “Underwriters”), related to a public offering (the “Offering”) of 22,989,474 shares of common stock of the Issuer (“Common Stock”) at a price to the public of $2.00 per share and prefunded warrants to purchase up to 47,010,526 shares of Common Stock (the “Prefunded Warrants”), at a price to the public of $1.9999 per warrant with an exercise price of $0.0001 per share. In addition, the Issuer granted the Underwriter an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 10,500,000 shares of Common Stock to cover overallotments, if any. As of the date of this filing the Underwriters partially exercised their overallotment option to purchase 297,660 Common Shares as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 31, 2023. The Offering of the Common Stock closed on May 31, 2023 and the Offering of the Prefunded Warrants closed on June 1, 2023.

Pursuant to the Offering, 667 and Life Sciences purchased 3,192,710 and 34,307,290 Prefunded Warrants, respectively, at the offering price of $1.9999 per share, totaling 37,500,000 Prefunded Warrants in the aggregate. Each of 667 and Life Sciences purchased the Prefunded Warrants with their working capital.

The Prefunded Warrants are exercisable on a 1-for-1 basis at any time at the election of the holder into shares of Common Stock subject to beneficial ownership limitations as described below. The Prefunded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof, together with their affiliates and any members of a Section 13(d) group with such holders, would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no more than 4.99% of the outstanding shares of Common Stock (the “Maximum Percentage”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. The Prefunded Warrants are not currently exercisable due to the effect of the Maximum Percentage.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities.  The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise of some or all of the non-qualified options to purchase Common Stock (“Stock Options”), conversion of some or all of the Non-Voting Common Stock (as defined in Item 5), exercise of some or all of the Prefunded Warrants subject to limitations described in Item 4, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon conversion of non-voting common stock of the Issuer (“Non-Voting Common Stock”) or exercise of Prefunded Warrants by the Funds, subject to, respectively the Beneficial Ownership Limitation and the Maximum Percentage.

Holder	Common Stock	Non-Voting Common Stock	Prefunded Warrants
667, L.P.	256,209	315,777	3,192,710
Baker Brothers Life Sciences, L.P.	2,528,583	3,960,811	34,307,290
Total	2,784,792	4,276,588	37,500,000

Shares of Non-Voting Common Stock are convertible into Common Stock on a 1-for-1 basis at the option of the holder without consideration, subject to beneficial ownership limitations as described below.

The shares of Non-Voting Common Stock are only convertible to the extent that after giving effect to such conversion the holders thereof, together with their affiliates with whom such holders would be required to aggregate beneficial ownership for purposes of Section 13(d) of the Exchange Act, would beneficially own, for purposes of Section 13(d) of the Exchange Act, no more than 4.99% of the outstanding shares of Common Stock (the “Beneficial Ownership Limitation”). By notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon conversion of the shares of Non-Voting Common Stock by the above holders may change depending upon changes in the number of outstanding shares of Common Stock. In addition, no holder of Non-Voting Common Stock may elect to change the Beneficial Ownership Limitation unless all holders managed by the same investment adviser as such electing holder make the same election. The Non-Voting Common Stock shall have no right to vote on any matter related to the election or removal of the directors of the Issuer. The Non-Voting Common Stock is not currently convertible due to the effect of the Beneficial Ownership Limitation.

Dr. Stephen R. Biggar, a full-time employee of the Adviser, has served on the Board of Directors of the Issuer (the “Board”) since March 12, 2021. Dr Biggar holds 9,146 Stock Options with an exercise price of $3.17 per share and an expiration date of May 31, 2032. The abovementioned Stock Options held by Julian C. Baker are vested or will vest within 60 days hereof. Dr. Biggar serves on the Board as a representative of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as a director of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for his service.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) The information set forth in Items 3 and 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities.

The disclosure in Item 4 regarding the Prefunded Warrants is incorporated herein by reference.

The foregoing description of the Prefunded Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Prefunded Warrants, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit Description

99.1       Form of Prefunded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 31, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 2, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker